SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2007

CHINA PETROLEUM & CHEMICAL CORPORATION
A6, Huixindong Street,
Chaoyang District Beijing, 100029
People's Republic of China
Tel: (8610) 6499-0060

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on third quarterly results for 2007of China Petroleum & Chemical Corporation (the "Registrant”), issued by the Registrant on October 29, 2007.

(a joint stock limited company incorporated in the People´s Republic of China with limited liability)
(Stock Code: 0386)

ANNOUNCEMENT

Third Quarterly Results for 2007

Pursuant to the regulations of the China Securities Regulatory Commission, China Petroleum & Chemical Corporation is required to publish a quarterly report for each of the first and third quarters.

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

§1 Important reminder

1.1 The Board of Directors, the Supervisory Committee, directors, supervisors and senior management, of China Petroleum & Chemical Corporation (“Sinopec Corp.”) hereby declare that there are no false statements, misleading information or material omissions in this report, and they are jointly and severally responsible, for the authenticity, accuracy and completeness of this report.

1.2 This report was scrutinised and approved on the 16th meeting of the Third Board of Directors of SINOPEC CORP.. All directors of the Company attended the meeting.

1.3 The financial statements in this report has not been audited.

1.4 Mr. Su Shulin, Chairman of the Board of Directors, Mr. Wang Tianpu, President, Mr. Dai Houliang, Director, Senior Vice President and Chief Financial Officer, and Mr. Liu Yun, head of the Accounting Department, warrant the authenticity and completeness of the financial statements under this Quarterly Report.

§2 SINOPEC CORP. Profile

2.1 Principal financial data and indicators

2.1.1 Principal financial data and indicators prepared in accordance with the PRC Accounting Standards for Business Enterprises (“ASBE”).

	At 30 September 2007	At 31 December 2006	Changes compared with the preceding year-end (%)
Total assets (RMB millions)	660,279	596,527	10.69
Shareholders’ equity (excluding minority interests)funds attributable to equity shareholders of the Company (RMB millions)	292,874	257,893	13.56

Net assets per share (RMB/share)	3.378		2.974	13.56
Adjusted net assets per share (RMB/share)	3.317		2.901	14.34
	Three-month period as at 30 September (July ~ September)			Nine-month period as at 30 September (January ~ September)
	Year 2007	Year 2006	Year-on-year changes (%)	Year 2007	Year 2006	Year-on-year changes (%)
Net cash flow from operating activities (RMB millions)	38,280	23,780	60.98	102,277	47,973	113.20
Net cash flow from operating activities per share (RMB)	0.442	0.274	60.98	1.180	0.553	113.20
Net profit attributable to the equity shareholders of the Company (RMB millions)	13,758	12,764	7.79	48,683	33,889	43.65
Basic earnings per share (RMB/share)	0.159	0.147	7.79	0.561	0.391	43.65
Diluted earnings per share (RMB/share)	0.159	0.147	7.79	0.561	0.391	43.65
Basic earnings per share (before extraordinary items) (RMB/share)	0.157	0.149	5.37	0.559	0.394	41.88
Return on net assets (%)	4.70	5.33	(0.63) percentage points	16.62	14.16	2.46 percentage points
Return on net assets (before extraordinary items) (%)	4.64	5.41	(0.77) percentage points	16.56	14.28	2.28 percentage points

Extraordinary profits/losses items			Nine-month period as at 30 September 2007 (RMB millions)
Gain on disposal of investments			(864)
Written back of provisions for impairment losses in previous years			(324)
Employee reduction expenses			232
Non-operating expenses (excluding impairment losses on assets provided in accordance with ASBE)			986
Of which: Losses on disposal of fixed assets			383
Donations			90
Non-operating income			(302)
Tax effect			90
Total			(182)

2.1.2 Principal financial data and indicators prepared in accordance with International Financial Reporting Standards (“IFRS”)

	At 30 September 2007		At 31 December 2006		Changes compared with the preceding year-end (%)
Total assets (RMB millions)	672,574		603,077		11.52
Total equity attributable to equity shareholders of the Company (RMB millions)	298,907		262,845		13.72
Net assets per share (RMB/share)	3.448		3.031		13.72
Adjusted Net assets per share (RMB/share)	3.387		2.958		14.50
	Three-month period as at 30 September (July ~ September)			Nine-month period as at 30 September (January ~ September)
	Year 2007	Year 2006	Year-on-year changes (%)	Year 2007	Year 2006	Year-on-year changes (%)
Net cash flow from operating activities (RMB millions)	36,850	24,691	49.24	98,486	43,760	125.06
Profit attributable to the equity shareholders of the Company (RMB millions)	13,628	12,917	5.50	49,818	34,787	43.21
Basic earnings per share (RMB/share)	0.157	0.149	5.50	0.575	0.401	43.21

Return on net assets (%)	4.56	5.21	(0.65) percentage points	16.67	14.04	2.63 percentage points

2.2 Differences between net profit for the first three quarters of 2007 and shareholder’s equity as at 30 September, 2007 under ASBE and IFRS

2.2.1 Analysis of effects of major differences between the net profit under ASBE and the profit of the period under IFRS

Items	Nine-month period as at September 30
	Year 2007 RMB millions	Year 2006 RMB millions
Net profit under ASBE	50,473	34,147
Adjustments:
Oil and gas properties	(39)	1,510
Reduced amortization on revaluation of land use rights	23	23
Effects of the above adjustment on taxation and effects of tax rate changes on deferred taxes	1,154	(363)
Profit for the period under IFRS	51,611	35,317

2.2.2 Analysis of effects of major differences between the shareholders’ equity under ASBE and that under IFRS

Items	At 30 September 2007 RMB millions	At 31 December 2006 RMB millions
Shareholders’ fund under ASBE	317,110	279,931
Adjustments:
Oil and gas properties	10,777	10,816
Revaluation of land use rights	(1,049)	(1,072)
Effects of the above adjustment on taxation and effects of tax rate changes on deferred taxes	(3,769)	(4,886)
Total equity under IFRS	323,069	284,789

2.3 Number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Number of shareholders at the end of the reporting period	618,763, including 611,621 holders of A shares and 7,142 holders of H shares.
Top ten shareholders holding shares without selling restrictions
Name of shareholders (full name)	Quantity of tradable shares in possession as at the end of this reporting period (10,000 shares)	Type of shares (A, H share or others)
HKSCC (Nominees) Limited	1,669,686.9	H
Bosera Thematic Sector Equity Securities Investment Fund	6,707.6	A
China Post Core Growth Equity Securities Investment Fund	5,739.9	A
China Life Insurance Company Limited-- Dividend--Individual Dividend--005L-- FH002 Shanghai	5,000.0	A
National Social Security Fund 106 Group	4,500.0	A
LORD Value Advantage Stock Investment Fund	3,895.7	A
China Post Preferred Equity Securities Investment Fund	3,769.2	A
Fortune SGAM Selected Sectors Fund	3,500.0	A
E Fund 50 Index Equity Investment Fund	3,450.7	A
Changxin Golden Profit Trend Stock Investment Fund	3,000.1	A

2.4 Review of operating results

In the first three quarters of 2007, China’s national economy continued to grow at a fast pace. For instance, its GDP rose by 11.5%, whilst the domestic demands for petroleum and petrochemical products both kept climbing considerably. In the third quarter, the Company strengthened the link between production, management and marketing, distribution, solidly promoted the construction of key works and while continued its efforts on energy saving and reduction of pollutant discharge, thereby ensuring safe production and market supply and achieved satisfactory operating results in spite of the pressure brought by the continuous rise of international crude oil price. Meanwhile, the company maintained increases in production of crude oil processed, sales volume of refined oil products, and production of ethylene and synthetic reins.

Exploration & Production Segment: Seizing the opportunity brought by the high crude oil price, our company has accelerated its increase of production capacity and development of low quality crude oil reserves, leading to an increase of 2.23% and 11.73% over the same period last year respectively in the output of crude oil and natural gas. The key national project "Sichuan-to-East China Gas Transport" also commenced.

Refining Segment: The company actively optimized resource allocation, product structure and processing of crude oil, increase the output of refined oil and ensure market supply. The amount of refined oil increased by 6.52% over the same period last year.

Marketing and Distribution Segment: The Company strengthened both domestic and overseas resource co-ordination to ensure a stable and orderly supply to the domestic market, utilised the modern logistic systems such as finished oil pipelines, optimized coordination of the transportation of refined oil and further optimized the marketing structure. In the first three quarters of 2007, the Company's domestic sales and retail volume of refined oil products increased by 6.63% and 4.56% respectively over the same period last year.

Chemicals Segment: The major chemical production facilities of the Company maintained stable full-load operation. The output of principal products as well as high value-added products increased steadily. The Company also took advantage of its branches which specialise in sales of chemicals, and brought out the competitive force of centralized sales. In the first three quarters of 2007, the output of ethylene and that of synthetic resins have grown by 7.80% and 14.61% respectively over the same period last year.

Summary of Principal Operating Results for the First Three Quarters

	Operating Data	Unit	Nine-month period as at September 30		Year-on-year changes (%)
			Year 2007	Year 2006
Exploration and Production
	Crude oil production	Million tonnes	30.69	30.01	2.23
	Nature gas production	Hundred million cubic meters	59.76	53.48	11.74
	Crude oil price realized	RMB / Tonne	2,955.57	3,388.03	-12.76%
	Natural gas price realized	RMB / Thousand cubic meters	809.94	750.70	7.89%
Refining
	Processing volume of crude oil	Million tonnes	115.80	108.70	6.53
	Production output of gasoline, diesel oil and kerosene	Million tonnes	68.83	64.73	6.33
Of which:	Gasoline	Million tonnes	18.41	16.97	8.49
	Diesel oil	Million tonnes	44.11	43.01	2.56
	Kerosene	Million tonnes	6.31	4.75	32.84
	Production output of chemical light oil	Million tonnes	17.98	17.16	4.78
	Recovery rate of light oil	%	74.41%	74.64%	-0.23 percent
	Total rate of commodification	%	93.77%	93.63%	0.14 percent
Marketing and Distribution

Total domestic distribution volume of finished oil products		Million tonnes	88.57	83.06	6.63
Of which:	Retail volume	Million tonnes	55.82	53.39	4.55
	Distribution volume	Million tonnes	15.46	14.49	6.69
	Wholesale volume	Million tonnes	17.28	15.18	13.83
Total number of petrol stations		Station	28,976	28,546	1.51
Of which:	Owned and self-operated	Station	28,280	27,746	1.92
	Franchised	Station	696	800	-12.5
Fueling charge per petrol station (Note 1)		Tonne/station	2,632	2,566	2.57
Chemicals (Note 2)
Production output of ethylene		Thousand tonnes	4,887	4,534	7.79
Production output of synthetic resins		Thousand tonnes	7,207	6,289	14.60
Production output of synthetic rubber		Thousand tonnes	546	490	11.43
Synthetic fiber monomers and polymers		Thousand tonnes	5,921	5,401	9.63
Synthetic fibers		Thousand tonnes	1,074	1,137	-5.54
Urea		Thousand tonnes	1,229	1,321	-6.96

Notes 1: The fueling charge per petrol station figures refer to annual average amounts;

Notes 2: Including 100% outputs of Yangtze-BASF and Shanghai Secco.

Capital expenditure:

In the first three quarters of 2007, the company’s accumulative capital expenditure was RMB 59.910 billion, of which the capital expenditure of Exploration and Production Segment is RMB 30.807 billion. In terms of oil and natural gas exploration, by using more intensive and carpet-to-carpet prospecting and focusing in new reserve zones, a series of significant results have been achieved., Newly-built production capacity of crude oil reached 4.51 million tonnes/year, and newly-built production capacity of natural gas reached 0.985 billion cubic meters/year. The capital expenditure of the Refining Segment was approximately RMB 12.178 billion. The Refinery in Yanshan was upgraded to10-megatone level and commenced production; Refinery projects in Qingdao, Luoyang, Wuhan, Gaoqiao and other places as well as oil jetty projects are progressing smoothly. Capital expenditure of the Chemical Segment was RMB 7.207 billion. The Maoming high pressure polyethylene (BPPE) project, Shanghai glycol project and Yangtse-Jinpu GR-S project were completed and commenced production, while Tianjin ethylene refining & chemical integration project, Zhenhai megaton ethylene project and Fujian ethylene project are progressing as scheduled. The capital expenditure of the Marketing & Distribution Segment was RMB 7.948 billion. We have achieved preliminary results in erecting and acquiring petrol stations in key areas such as highways, and the number of newly erected or acquired petrol stations reached 547. We have also further improved our marketing and distribution network. Capital expenditure of headquarters and others was RMB 1.770 billion .

§3 Significant events

3.1 Significant changes and explanations of key accounting items and financial index of the Company

Items	At 30 September 2007	At 31 December 2006	Increase/(decrease)		Main reason for Changes
			Amount	Per centage
	RMB millions	RMB millions	RMB millions	(%)
Trade accounts receivable	23,438	15,910	7,528	47	Mainly due to operation expansion of the Company and increase of sales income.
Advance payments	12,527	5,245	7,282	139	Mainly due to the rise of raw material prices of the Company.
Construction in progress	84,241	52,724	31,517	60	Mainly due to the implementation of projects under the Yearly Investment Plan r of the Company.
Intangible assets	12,674	9,132	3,542	39	Mainly due to increase of land tenure during the period.
Short-term	2,000	11,885	(9,885)	(83)	Mainly due to the payment of RMB 10

debentures payable					billion short-term financing bond.
Trade accounts payable	74,045	52,331	21,714	41	Mainly due to the rise of crude oil price and increase of processing quantity of the Company.
Debentures payable	21,207	3,500	17,707	506	Mainly due to the issue of HKD 11.7 billion convertible bonds and RMB 5 billion corporate securities.
Other non-current liabilities	1,564	1,146	418	36	Mainly due to the increase of long-term account payable.

Items	As at 30 September		Increase/(decrease)		Main reason for Changes
	Year 2007	Year 2006	Amount	Per centage
	RMB millions	RMB millions	RMB millions	(%)
Exploration expenses	8,087	4,888	3,199	65	Mainly due to enhanced exploration for southern marine facies including Northeast and West Sichuan Province and reinforced prospective research.
Impairment losses	1,593	135	1,458	1,080	Mainly due to devalue of long-term assets of the Company and year-on-year asset disposal increase.
Investment income	4,117	2,331	1,786	77	Due to performance improving of joint corporation and affiliated companies, investment income of the Company increased year on year.
Non-operating income	302	186	116	62	Mainly due to income from year-on-year increase of asset disposal of the Company.
Income tax	22,114	15,256	6,858	45	Mainly due to profit increase of the Company, expenses for income tax increased year on year.
Minority interests	1,790	258	1,532	594	Mainly due to profit increase of partly owned subsidiary of the Company.
Net profits attributable to the equity shareholders of the Company	48,683	33,889	14,794	44
Mainly due to the fact that the Company actively expanded business scale, increased market share, steadily promoted product sales, and remarkably improved business performance by grasping the opportunities arising from the continuous high level of price of crude oil in international market and domestic petrochemical products.

Net cash flow from operating activities	102,277	47,973	54,304	113	Mainly due to the increase of business profits and cash flow which occurred from business receivables and payables.

3.2 Significant events and their impacts as well as the analysis and explanations for the solutions

☑   Applicable    ☐ Inapplicable

3.2.1 Mr. Su Shulin elected Chairman of Sinopec Corp.'s Board of Directors

On Sinopec Corp.'s second interim shareholders' general meeting dated 10 August 2007,  Mr. Su Shulin was elected director of the third term of Board of Directors. On the same day, Mr. Su Shulin was elected Chairman of the Board on the 13thmeeting of the third term of Board of Directors.

3.2.2 2007 Interim distribution of dividends

Pursuant to the “Articles of Association” of the Company and approved by the third term of Board of Directors on its 14th meeting, the dividends for the first half of 2007, up to 30 June 2007, were to be distributed in cash. Calculated on the basis of 86,702,439,000 shares as of 30 June 2007, the dividends were approximately RMB 4.335 billion in total, and RMB 0.05 yuan (tax-included) per share. The dividends for the first half of 2007 were distributed on 28 September 2007, to the shareholders, whose names appear on the “SINOPEC CORP.'S register of shareholders” as of 18 September 2007.

3.2.3 Issuance of convertible corporate bonds with detachable warrants

On 27 September 2007, the 15th meeting of the third term of Board of Directors of SINOPEC reviewed and approved the proposal to issue convertible corporate bonds with detachable warrants and to issue corporate bond of 2007 Sichuan-to-East China Gas Transport Project.

Total amount of convertible corporate bonds with detachable warrants are not to exceed RMB 30 billion; target buyers are institutional investors and public investors who have opened RMB A share account at the Shanghai Securities Exchange (except for those forbidden by national laws & regulations to invest). Funds raised by bonds are to be used in the Sichuan-to-East China Gas Transport Project, Tianjin 1 million tonnes/year ethylene project, Zhenhai 1 million tonnes/year ethylene project and loan payments; Funds raised by detachable warrant are to be used in Tianjin 1 million tonnes/year ethylene project, Zhenhai 1 million tonnes/year ethylene project, Wuhan ethylene project and so on as well as supplementing cash flow and repayment of loans. Proposal to issue convertible corporate bonds with detachable warrants will be submitted to the 2007 third interim shareholders' general meeting to be held on 15 November 2007 for approval.

3.2.4 Issuance corporate bonds of the Sichuan-to-East China Gas Transport Project

On 27 September 2007, the 15th meeting of the third term of Board of Directors of SINOPEC CORP. reviewed and approved the proposal to issue corporate bond of 2007 Sichuan-to-East China Gas Transport Project. On 22 January 2007, the first SINOPEC interim shareholders' general meeting in 2007 approved the proposal to issue domestic corporate bonds and authorized the Board to proceed with the issuance.

Total amount of domestic corporate bonds are not to exceed RMB 20 billion. Target buyers are domestic qualified institutional investor (unless otherwise specified by national laws & regulations). All funds raised will be used in the Sichuan-to-East China Gas Transport Project.

3.3 Status of commitment issue fulfillment by the Company, shareholder and actual controller.

☐   Applicable    ☑Inapplicable

3.4 Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period of last year.

☐   Applicable    ☑Inapplicable

3.5 Other significant events needed to be explained

3.5.1 Ownership of stocks of other listed company

☑   Applicable    ☐ Inapplicable

Serial number	Stock code	Shorted form	Stocks held	Shareholding percentage	Initial investment cost (RMB yuan)	Accounting items
1	384	China Gas Holdings	210 million	10.61%	HKD 128 million	Long-term stock investment

3.5.2 Ownership of stocks of non-listed financial enterprises and companies going public

☐   Applicable    ☑Inapplicable

3.6 This quarterly report is published in both English and Chinese languages. The Chinese version shall prevail, in case of any disparity in construing these two versions.

By Order of the Board of Directors China Petroleum & Chemical Corporation Chen Ge Secretary to the Board of Directors
Beijing, the PRC
29 October 2007

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Shi Wanpeng+, Liu Zhongli+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 30, 2007

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